Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.2

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Monday April 28, 2025

The +securities the subject of this notification are:

Other

Total number of +securities to be issued/transferred

		Total number of
ASX +security		+securities to be
code	Security description	issued/transferred	Issue date

New class - code	Share Rights	1,008,567	28/04/2025
to be confirmed

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

28/4/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

Other

Please specify

Issue of shares rights to Directors following shareholder approval at the AGM held on 2 April 2025.

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code ("new class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

New +securities

ASX +security code	+Security description
New class - code to be confirmed	Share Rights

+Security type	ISIN code

Other

Date the +securities the subject of this notification were issued

28/4/2025

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

chrome-extension://efaidnbmnnnibpcajpcglclefindmkaj/https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-researc h/1.0/file/2924-02920348-2A1582116&v=7bc42bd11d853ed5e8c28f2ffcd6a069ee5cd6b4

Any other information the entity wishes to provide about the +securities the subject of this notification

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

Issue of Director share rights following shareholder approval at the 2025 AGM.

Issue details

Number of +securities

1,008,567

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Share rights issued as part of Director remuneration.

Purpose of the issue

Other

Additional Details

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	636,055,677

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	22,629,501

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAL : CONVERTIBLE NOTES	45,221,586

New class - code to be confirmed : Share Rights	1,008,567

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Yes

5.2a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

2/4/2025

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